February 23, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Julie Sherman
Al Pavot
Jordan Nimitz
Christopher Edwards

RE:	Incannex Healthcare Limited
Registration Statement on Form 20-F
File No 001-41106

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form 20-F, initially filed with the U.S. Securities and Exchange Commission on January 25, 2022, as thereafter amended, be accelerated so that it will be made effective at 9:00 a.m. Eastern Time on February 25, 2022, or as soon thereafter as practicable, pursuant to Section 12(d) and Rule 12d1-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The undersigned registrant hereby requests accelerated effectiveness in connection with the completion of the registration of the undersigned registrant’s ordinary shares as represented by American Depositary Shares, under Section 12(b) of the Exchange Act, and planned listing on the Nasdaq Capital Market.

Once the Registration Statement has been declared effective, please confirm it with our counsel, Rimôn Law Pty Ltd, by emailing Andrew Reilly at andrew.reilly@rimonlaw.com.

Very truly yours,

Incannex Healthcare Limited

By:	/s/ Joel Latham
Joel Latham
Chief Executive Officer and Managing Director